EXHIBIT 99.1

Dividend of NOK 11 approved by the Annual General Meeting

The Annual General Meeting of Norsk Hydro ASA has 11 May adopted the Board's proposal to distribute a dividend of NOK 11.00 per share. The dividend will be paid on 28 May 2003 to shareholders who are listed in the company's register as of 11 May. Shares will be traded ex-dividend from 12 May, while American Depositary Receipts (ADR) have been traded ex-dividend since 7 May.

The Annual General Meeting also authorised the Board to buy back shares within the next 18 months with the intention of subsequent cancellation. The authorisation is limited to buying 2,808,810 shares in the market. Based on an agreement with the Norwegian State, Hydro's largest shareholder, a proportional part of the State's shares may be bought for cancellation. The State's ownership share will therefore remain unaffected by the buyback and cancellation. In total, up to 5 million shares may be cancelled, equivalent to approximately 2 percent of the outstanding shares. Final decisions on cancellation will have to made with a majority of 2/3 in a future General Meeting.

The following members of the Corporate Assembly were reelected: Svein Steen Thomassen, Siri Teigum, Aase Gudding Gresvig, Westye Hoegh, Idar Kreutzer, Sylvi A. Lem, Karen Helene Midelfart, Anne Merete Steensland, Sigurd Storen, Lars Tronsgaard and Svein Aaser. Sten-Arthur Saelor was elected as new member of the Corporate Assembly.

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Contact   Cecilie Ditlev-Simonsen           Idar Eikrem
Telephone (+47) 22 53 20 97                 (+47) 22 53 32 73
Cellular  (+47) 41 55 92 50                 (+47) 95 02 83 63
E-mail    Cecilie.Ditlev-Simonsen@hydro.com Idar.Eikrem@hydro.com